UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 24, 2017

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 20, 2017, Yatra Online, Inc. (the “Registrant”), through its subsidiary, Yatra Online Private Limited (“Yatra Limited”) agreed to acquire all of the outstanding shares of Air Travel Bureau Limited (“ATB”) pursuant to a Share Purchase Agreement (the “Transaction”), by and among Yatra Limited, ATB and the sellers party thereto (the “Share Purchase Agreement”).

Pursuant to the terms of the Share Purchase Agreement, the Registrant has agreed to acquire a majority of the outstanding shares of ATB (the “First Closing”) in exchange for an upfront payment of approximately $8.0 million (the “Upfront Payment”) and the balance of the outstanding shares of ATB (the “Second Closing”) will be acquired in exchange for the final payment to be made in Q2 of the 2018 calendar year (the “Final Payment”). Based on the terms of the Share Purchase Agreement and management estimates, the Registrant expects the Upfront Payment and the Final Payment not to exceed a total purchase price of $22.5 to $27.5 million and shall be financed through a combination of debt and cash. The First Closing is expected to occur by mid-August 2017 and the Second Closing is expected to occur in Q2 of the 2018 calendar year, subject to other customary closing conditions.

A copy of the Registrant’s press release announcing the Transaction is furnished herewith as Exhibit 99.1. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 24, 2017	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release dated July 23, 2017